UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No  ☒

Contact:

     Alon Holdings Blue Square-Israel Ltd.

     Ortal Klein

     Corporate Secretary

     Telephone: 972-9-9618504

     Fax: 972-9- 9618636

     Email: ortal.klein@alon-oil.co.il

ALON HOLDINGS BLUE SQUARE-ISRAEL ANNOUNCES DRAFT VALUATION

RECEIVED BY ITS 78.22% HELD SUBSIDIARY, BLUE SQUARE REAL ESTATE LTD.,

FOR THE WHOLESALE MARKET PROJECT IN TEL AVIV (THE "PROJECT")

ROSH HAAYIN, Israel, August 6, 2012 Alon Holdings Blue Square - Israel Ltd. (hereinafter: “Alon Holdings”) announced today that it had been informed by its 78.22% held subsidiary, Blue Square Real Estate (herein, "BSRE") that in connection with the Project conducted by two private companies (the "Residential Company" and the "Mall Company") in which BSRE indirectly holds approximately 50%, on August 5, 2012 the board of directors of the Mall Company discussed the draft valuation of the contemplated mall in the Project, which was ordered for purpose of preparation of the 2012 second quarter financial statements of BSRE and is dated as of June 30, 2012 (the "Draft Valuation").

Based on the Draft Valuation, which was prepared by an external and independent real estate appraisal, BSRE estimates that it expected to record in its 2012 second quarter financial statements (on account of its holdings in the Mall Company), due to increase of the fair value of real estate for investment purposes, profits (before taxes on income), in the amount of approximately NIS 95 million (approximately US$ 23.5 million). Thus, Alon Holdings is expected to record in its financial statements a profit (before taxes on income) of approximately NIS 95 million (approximately US$ 23.5 million).

In light of the above, Alon Holdings and BSRE estimate that regarding their financial results for the second quarter of 2012, the examination of which has not yet been completed, the total profits for their shareholders for this second quarter is expected to be significantly higher than that of the first quarter of 2012.

It is clarified that these estimations of BSRE and Alon Holdings are merely preliminary. The information has not yet been completed, reviewed and approved neither by the committee for examining the financial statements of BSRE and of Alon Holdings nor by their board of directors.

*  *  *

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 215 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores. Dor Alon operates a chain of 198 petrol stations and 200 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.22% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of BSRE's auditors review of the Valuation on BSRE's financial statements; the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission(SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2011.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

By:	/s/ Ortal Klein
Ortal Klein, Adv. Corporate Secretary

August 6, 2012